# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGM RESORTS INTERNATIONAL, CIK 0000789570
CUSIP: 552953101
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 10/27/2026
Amends the filing with accession number 0001104659-20-092462
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Jennifer D. Bishop, People Incorporated, 555 West 18th Street, New York, New York (NY), 10011, (212) 551-7105

## Reporting persons
- PEOPLE INCORPORATED (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,822,350; shared voting power 0; sole dispositive power 66,822,350; shared dispositive power 0; aggregate amount beneficially owned 66,822,350 (26.5% of the class)
  Comment: Note to Row 13: Percentage in Row 13 calculated on the basis of 251,592,756 shares of common stock, par value $0.01, of the Issuer ("Common Stock") issued and outstanding as of July 27, 2026 (based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on July 29, 2026). Rows 7, 9 and 11 reflect shares of Common Stock beneficially owned by People Incorporated ("People"). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: MGM RESORTS INTERNATIONAL
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Comment: This statement constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D relating to the shares of common stock, $0.01 par value (the "Shares"), of MGM Resorts International (the "Issuer"), and hereby amends the Schedule 13D filed with the SEC on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, Amendment No. 2, filed with the SEC on January 11, 2021, Amendment No. 3, filed with the SEC on February 16, 2022, Amendment No. 4, filed with the SEC on August 26, 2022, Amendment No. 5, filed with the SEC on December 9, 2025, Amendment No. 6, filed with the SEC on March 25, 2026, Amendment No. 7, filed with the SEC on April 7, 2026, Amendment No. 8, filed with the SEC on June 1, 2026 and Amendment No. 9, filed with the SEC on September 24, 2026, together, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment No. 10 is incorporated by reference into this Item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended by replacing the first paragraph with the following: As of close of business on the date of Amendment No. 10, Reporting Person has beneficial ownership of approximately 66,822,350 Shares constituting approximately 26.5% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c): There have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 10.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 27, 2026, People entered into Amendment No. 1 (the "Amendment") to the Voting Agreement (the "Voting Agreement") dated April 3, 2026 with the Issuer and Barry Diller.

Pursuant to the Amendment, People, Mr. Diller and their respective controlled affiliates (collectively, the "Covered Entities") agreed not to acquire securities of the Issuer (or related derivative instruments) if doing so would cause their aggregate beneficial ownership to exceed 29.9% of the Issuer's outstanding common stock, except that an increase above that threshold resulting from the Issuer's own repurchases, redemptions or other acquisitions of its securities will not constitute a breach, so long as the Covered Entities make no further acquisitions while above 29.9%.

Additionally, at any time a matter, other than a change of control transaction, is brought to a stockholder vote or consent of the Issuer's stockholders, the Covered Entities will vote any voting securities they beneficially own in excess of 25.73% of the total voting power of the outstanding voting securities of the Issuer on each matter in the same manner as the majority of the voting securities of the Issuer (other than those held by (x) the Covered Entities, (y) the Issuer's directors and executive officers, and (z) any controlled affiliates of the Issuer's directors or executive officers) are voted on such matters (disregarding voting securities that are not voted).

With respect to any vote or consent of the Issuer's stockholders in connection with a change of control transaction, the Covered Entities will vote all voting securities they beneficially own in accordance with the recommendation of the Issuer's Board of Directors (the "Issuer Board"), so long as: (i) any directors designated by People under the Voting Agreement serve on any transaction committee of the Issuer Board for that transaction (unless they decline to serve or their serving would give rise to a conflict of interest under applicable Delaware law); (ii) the transaction is with a third party unaffiliated with the Issuer, its controlled affiliates, or its directors or executive officers; (iii) unless the Covered Entities consent otherwise, their equity securities receive the same form and amount of consideration per share, and are subject to the same terms and conditions, as securities of the same class held by other stockholders, provided that if any consideration to be received by the Covered Entities consists of securities, the Issuer will use commercially reasonable efforts to provide them with liquidity opportunities for those securities; and (iv) the transaction does not impose any new or additional restrictions on the Covered Entities with respect to the surviving, resulting or acquiring entity. If any of the foregoing conditions is not satisfied, the Covered Entities will not be subject to any restrictions with respect to the voting securities they beneficially own in connection with such change of control transaction.

In addition, for so long as the Covered Entities are in compliance with the Voting Agreement, the Issuer agreed not to implement any stockholder rights plan or other defensive measure or action, in each case that is primarily designed or intended to be adverse to the Covered Entities or that the Issuer knows would be disproportionately adverse to the Covered Entities relative to other holders of the same class of equity securities of the Issuer. The foregoing restrictions do not (i) apply to any statements made by the Issuer in response to, or in connection with, any proxy contest, proxy solicitation or other contested solicitation of stockholder votes or consents involving the Issuer and its voting securities initiated, conducted or participated in by any of the Covered Entities, or (ii) limit actions taken by the Issuer directed at third parties who have agreed to purchase or have purchased a significant percentage of the Issuer's outstanding voting securities from the Covered Entities, and the Covered Entities will notify the Issuer prior to consummating any such sale.

The Amendment also provides that, with respect to the termination of the Voting Agreement, a change of control of the Issuer will not result from the Covered Entities, acting alone or as part of a group, in one or a series of transactions, acquiring beneficial ownership of voting securities possessing a majority of the total voting power of the voting securities of the Issuer, unless such transaction is specifically approved by the Issuer Board as a "change of control" under the Voting Agreement.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, filed as Exhibit 1 to Amendment No. 7 to this Schedule 13D, and of Amendment No. 1 to the Voting Agreement, which is attached hereto as Exhibit 2, and each of which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 2. Amendment No. 1 to the Voting Agreement, dated as of October 27, 2026, by and among MGM Resorts International, People Incorporated and Barry Diller.

## Signatures
- PEOPLE INCORPORATED: /s/ Jennifer D. Bishop, Jennifer D. Bishop, Deputy General Counsel (10/28/2026)